Exhibit 7(b)

June 30, 2014
Mr. William R. Fitzgerald
c/o Ascent Capital Group, Inc.
5251 DTC Parkway, Suite 1000
Greenwood Village, CO 80111
Dear Bill:
In recognition of your successful tenure with Ascent Capital Group, Inc., I (“John”), on behalf of myself and Columbus Holding LLC (“Columbus”), and the Trusts (as defined below) wish to grant to you the purchase rights described in this letter. This letter sets forth the terms of our agreement with respect to certain shares of common stock of Ascent Capital Group, Inc. (the “Company”).
1.Share Exchange Rights. In connection with the execution and delivery of this letter, you (“Bill”), the William R. Fitzgerald 2012 Irrevocable Trust and Columbus are executing and delivering a Stock Exchange Agreement (the “2014 Share Exchange”) made this 30th day of June, 2014 pursuant to which the parties thereto have agreed to exchange the Columbus B Shares for the WRF A Shares and the Fitzgerald A Shares (as such terms are defined in the 2014 Share Exchange). In addition to the 2014 Share Exchange, during the Term set forth in Section 3, each of (i) John agrees that he will, and will cause Columbus (to the extent that he has the power to do so) to, and (ii) the Trusts agree to, exchange (each such exchange a “Share Exchange”), an aggregate of up to 246,647 shares of Series B Common Stock of the Company (“B Shares”) (which amount (x) reflects the number of B Shares held by John, Columbus and the Trusts after giving effect to the transfer of 103,041 B Shares pursuant to the 2014 Share Exchange and (y) excludes the 2,046 B Shares held by Leslie Malone) for Series A Common Stock of the Company (“A Shares”) offered by Bill for exchange from time to time at an exchange ratio of one B Share for each 1.1 A Shares. For purposes of this letter, the Tracy M. Neal Trust A a/k/a the Tracy M. Amonette Trust A and the Evan D. Malone Trust A are referred to as the “Trusts.”
2.    Timing of Exchanges. Each Share Exchange shall be made pursuant to an agreement substantially in the form of the agreement for the 2014 Share Exchange, with such changes thereto as are appropriate under the circumstances. John and Bill agree that each Share Exchange will occur at a time that does not result in liability of John or Bill to the Company, or recovery by the Company from John or Bill, pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.
3.    Term. The rights granted under this agreement will continue in effect until the earlier of (i) December 31, 2018 or (ii) the date on which the parties agree to terminate this agreement.
4.    Restriction on Transfer. During the Term, the Trusts and John will not, and John will cause Columbus not to (to the extent that he has the power to do so), transfer any B Shares (i) unless in compliance with the provisions of Section 5 or (ii) in the case of John, except to Leslie Malone, any marital trust for her benefit, or any charitable organization under John’s control (provided, that any charitable organization originally formed by John and/or with members of his immediate family (or trusts for their benefit) will be deemed to be under John’s control for this purpose), so long as such transferee pursuant to this clause (ii) agrees in writing to be bound by, and assume all of John’s obligations under this agreement (such transferee pursuant to this clause (ii) a “Permitted Transferee”). The foregoing restriction on transferring B Shares will not affect John’s right to substitute assets in the Trusts; provided, however, that any B Shares transferred to John from the Trusts will be subject to the provisions of this Agreement. Prior to the expiration of the Term, none of John, the Trusts or any Permitted Transferee that own B Shares will convert B Shares into A Shares, and John will cause Columbus not to convert B Shares into A Shares (to the extent that he has the power to do so).
5.    Purchase Rights. During the Term, if John, Columbus, the Trusts or any Permitted Transferee proposes to transfer any B Shares (including in response to an unsolicited offer) to a third party, John (on behalf of himself and/or Columbus, as applicable), the Trusts or any Permitted Transferee will first notify you and enter into exclusive negotiations to seek to agree on mutually acceptable terms for your purchase of such B Shares. If the parties cannot come to an agreement within 60 days from notice to you, John, Columbus, the Trusts or such Permitted Transferee may then enter into negotiations for the transfer of such B Shares to any other person; provided, that, at least 30 days before entering into an agreement for the transfer of such B Shares, John (on behalf of himself and/or Columbus, as applicable), the Trusts or such Permitted Transferee will notify you of the proposed agreement, including the terms thereof, and you will have the exclusive right, for a period of 60 days from the date of notice to you, to purchase such B Shares at an all-cash price, or for other consideration comparable to the offer you are matching, which is financially at least as favorable to John, Columbus, the Trusts or such Permitted Transferee. If you do not purchase such B Shares pursuant to this right, upon the transfer of such B Shares, you will not have any further rights under this agreement with respect to, including any further rights to purchase, such B Shares.
You acknowledge that the provisions of this agreement will not be applicable to any merger or other business combination transaction in which the Company is acquired by a third party.
[Signature page follows]

This letter will be construed in accordance with and governed by the internal laws of the State of Colorado (without reference to its rules as to conflicts of laws). Upon your signing and returning a copy of this letter to John, it will be a binding agreement under Colorado law and enforceable by the parties hereto and their respective estates, heirs, distributees, successors and permitted assigns. No party may assign its rights or obligations hereunder without the prior written consent of the other parties. This letter may be executed in any number of counterparts, all of which counterparts taken together shall constitute one and the same instrument. A party may deliver its signature by facsimile or other electronic means, which will have the same force and effect as an original signature.
Sincerely,
/s/ John C. Malone
John C. Malone
TRACY M. NEAL TRUST A
/s/ David Thomas III
By: David Thomas III, Trustee

EVAN D. MALONE TRUST A

/s/ David Thomas III
By: David Thomas III, Trustee

Agreed:
/s/ William R. Fitzgerald
William R. Fitzgerald